As filed with the Securities and Exchange Commission on April 27, 2018

1933 Act Registration File No. 333-217095

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

[ ]	Pre-Effective Amendment No.	___
[ X ]	Post-Effective Amendment No.	_1_

(Check appropriate box or boxes.)

THE CHARTWELL FUNDS

(Exact Name of Registrant as Specified in Charter)

1205 Westlakes Drive, Suite 100
Berwyn, Pennsylvania 19312
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (610) 296-1400

Timothy J. Riddle

The Chartwell Funds

1205 Westlakes Drive, Suite 100
Berwyn, Pennsylvania 19312

(Name and Address of Agent for Service)

Copy to:

Alan R. Gedrich, Esq.

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

This Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such earlier date as the Commission acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:

Berwyn Fund

Chartwell Small Cap Value Fund

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to The Chartwell Funds (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Trust’s filing of the combined proxy statement/prospectus and statement of additional information pursuant to Rule 488 filed on January 26, 2018. This Post-Effective Amendment No. 1 is being filed for purposes of adding the final plan of reorganization and tax opinion as Exhibits to Part C of the Registration Statement.

PART C

OTHER INFORMATION

Item 15. Indemnification

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

Reference is made to Article 8, Section 8.4 of the Registrant's Declaration of Trust, which provides:

Subject to the limitations, if applicable, hereinafter set forth in this Section 8.4, the Trust shall indemnify to the fullest extent permitted by law (from the assets of the Series or Series to which the conduct in question relates) each of its Trustees, former Trustees, officers, employees and agents (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”)) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether brought in the right of the Trust or otherwise, whether civil, criminal or administrative in nature, before any court or administrative or legislative body, including any appeal therefrom, in which such Covered Person may be or may have been involved as a party, potential party, non-party witness or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (iii) for a criminal proceeding, had reasonable cause to believe that his conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnity was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in a written opinion. In making such a determination, the Board of Trustees of the Trust shall act in conformity with then applicable law and administrative interpretations, and shall afford a Trustee requesting indemnification who is not an “interested person” of the Trust, as defined in Section 2(a)(19) of the 1940 Act, a rebuttable presumption that such Trustee did not engage in disabling conduct while acting in his capacity as a Trustee. Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification. The rights to indemnification set forth in this Declaration of Trust for Covered Persons shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

1)	(a) Certificate of Trust of the Registrant (1)

(b) Agreement and Declaration of Trust of the Registrant (1)

2)	Bylaws of Registrant (1)

3)	Voting Trust Agreements. – Not applicable

4)	Agreement and Plan of Reorganization – Filed herewith

5)	Instruments Defining Rights of Security Holders are incorporated by reference to Registrant’s Agreement and Declaration of Trust and By-Laws

6)	Form of Investment Advisory Agreement between the Registrant and Chartwell Investment Partners, LLC (1)

7)	Form of Distribution Agreement (2)

8)	Bonus, profit sharing or pension plans. – Not applicable

9)	Form of Custodian Agreement (2)

10)	Distribution Plan and Rule 12b-1 plans. – Not applicable

11)	Opinion of Counsel as to the Legality of Shares Being Registered (3)

12)	Opinion of Counsel on Tax Matters – Filed herewith

13)	Other Material Contracts
(a)	Form of Co-Administration Agreement (2)
(b)	Form of Fund Accounting Agreement (2)
(c)	Form of Transfer Agency Agreement (2)
(d)	Form of Expense Limitation Agreement (2)

14)	Other Opinions
(a)	Consent of Independent Registered Public Accounting Firm, Tait, Weller & Baker, LLP (3)
(b)	Consents of Independent Registered Public Accounting Firm, BBD, LLP (3)

15)	Financial Statements Omitted Pursuant to Item 14(a)(1). – Not applicable

16)	Powers of Attorney for Trustees of The Chartwell Funds (3)

17)	Other Exhibits
(a)	Form of Proxy Cards (3)

(1)	Incorporated herein by reference to the Registrant’s Initial Registration Statement on Form N-1A as filed with the SEC via EDGAR on March 29, 2017.
(2)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-14 as filed with the SEC via EDGAR on May 5. 2017.
(3)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-14 as filed with the SEC via EDGAR on January 26. 2018.

Item 17. Undertakings.

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has duly caused this Post-effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed below on its behalf by the undersigned, duly authorized, in the City of Berwyn and the Commonwealth of Pennsylvania on the 27th day of April, 2018.

THE CHARTWELL FUNDS
By:	Timothy J. Riddle*
Timothy J. Riddle
Trustee and President

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed below on the 27th day of April, 2018 by the following persons in the capacities indicated.

Signature		Title
Timothy J. Riddle*		President, Chief Executive Officer and Trustee
Timothy J. Riddle

Neil Walker*		Treasurer, Chief Financial Officer and Secretary
Neil Walker

Gerald S. Frey*		Trustee
Gerald S. Frey

David M. O’Brien*		Trustee
David M. O’Brien

Paul L. Rudy, III*		Trustee
Paul L. Rudy, III

*By:	/s/ Michael Magee	Michael Magee, Attorney-In-Fact

*	Attorney-in-fact, pursuant to power of attorney previously filed with Registrant’s Registration Statement on Form N-14 on January 26, 2018.

EXHIBIT INDEX

Exhibit No.	Exhibit
4.	Agreement and Plan of Reorganization
12.	Opinion of Counsel on Tax Matters